Exhibit 99.1

Allot Completes the Acquisition of Esphion

Hod-Hasharon, Israel – January 8, 2008 – Allot Communications Ltd. (NASDAQ: ALLT), a leader in IP service optimization solutions based on deep packet inspection (DPI), today announced that it has completed the acquisition of Esphion Limited for Network and Subscriber Protection Solutions, as previously announced on January 3, 2008.

For more information about the acquisition, please see Allot’s press release dated January 3, 2008, which may also be found under the “investors” section on Allot’s website.

About Allot Communications

Allot Communications Ltd. (NASDAQ: ALLT) is a leading provider of intelligent IP service optimization solutions. Designed for carriers, service providers and enterprises, Allot solutions apply deep packet inspection (DPI) technology to transform broadband pipes into smart networks. This creates the visibility and control vital to manage applications, services and subscribers, guarantee quality of service (QoS), contain operating costs and maximize revenue. Allot believes in listening to customers and provides them access to its global network of visionaries, innovators and support engineers. For more information, please visit www.allot.com.

About Esphion

Esphion (www.esphion.com) is a leading provider of network Anomaly Detection Systems (ADS). Deployed by large Service Providers in Asia Pacific, such as PCCW, True Internet and Telecom New Zealand, ADS is the most robust technology available to combat previously unseen and unknown threats to critical network infrastructure, such as DDoS, Zero-Day Worms and SPAMbots. Esphion ADS detects threats to critical networks and creates mitigation strategies for immediate deployment – before the network is impacted.

Safe Harbor Statement

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Allot’s plans, objectives and expectations for future operations, including the characteristics of the combination of Allot and Esphion technologies; the effect of Esphion’s acquisition to Allot’s earnings per share following the closing; and the timing on which this transaction will become accretive to earnings. These forward-looking statements are based upon management’s current estimates and projections of future results or trends. Actual future results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: the risk that the businesses will not be integrated successfully; the risk that any synergies from the transaction may not be fully realized or may take longer to realize than expected; the market’s acceptance of the combined solution of Allot and Esphion technologies; changes in general economic and business conditions and, specifically, a decline in demand for Allot’s products; Allot’s inability to timely develop and introduce new technologies, products and applications; loss of market; and those factors discussed under the heading “Risk Factors” in Allot’s annual report on Form 20-F filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact:
Jay Kalish
Executive Director Investor Relations
International access code +972-9-761-9365
jkalish@allot.com